UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File No. 001-38691
AURORA CANNABIS INC.
(Translation of registrant's name into English)

2207 90B St. SW
Edmonton, Alberta T6X 1V8
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  [ ] Form 40-F  [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-271479).

SUBMITTED HEREWITH

Exhibits	Description
99.1	Condensed Consolidated Interim Financial Statements for the three and nine months ended December 31, 2023 and 2022
99.2	Interim Management’s Discussion and Analysis for the three and nine months ended December 31, 2023 and 2022
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AURORA CANNABIS INC.

/s/ Glen Ibbott
Glen Ibbott
Chief Financial Officer
Date: February 08, 2024